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UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

The AES Corporation	)	File No. 70-9779

Certificate Pursuant to Rule 24 and Release No. 35-27363
Under the Public Utility Holding Company Act of 1935

        On March 23, 2001, the Securities and Exchange Commission ("SEC") issued an order, Release No. 35-27363 in File No. 70-9779 ("Exemption Order"), granting an exemption under Section 3(a) of the Public Utility Holding Company Act of 1935, as amended, to The AES Corporation ("AES") in relation to its proposed acquisition of IPALCO Enterprises, Inc. ("IPALCO"), which has a public-utility subsidiary company, Indianapolis Power & Light Company ("IPL"). The Exemption Order required AES to file certain certificates (as described in the Exemption Order) under Rule 24 within 60 days of the close of each calendar quarter for a period of two years beginning March 31, 2001 and every six months thereafter. A certificate complying with the Exemption Order is set forth below (as an attachment) for the period ending September 30, 2004.

Respectfully submitted,
/s/ EARLE H. O'DONNELL Earle H. O'Donnell Andrew B. Young Hugh E. Hilliard
Dewey Ballantine LLP 1775 Pennsylvania Avenue, N.W. Washington, D.C. 20006

Dated:  November 29, 2004

The AES Corporation
SEC Filing Pursuant to Section 3(a)(5) Exemption Order
Period Ended September 30, 2004

Item (1) per Exemption Order (statements attached):

1)
Pro Rata Consolidated Statement of Operations of The AES Corporation for the 12 months ended September 30, 2004

2)
Pro Rata Consolidated Balance Sheet of The AES Corporation at September 30, 2004

3)
Statement of Consolidated Income of IPALCO for the 12 months ended September 30, 2004

4)
Statement of Income of IPL for the 12 months ended September 30, 2004

5)
Consolidated Balance Sheet of IPALCO at September 30, 2004

6)
Balance Sheet of IPL at September 30, 2004

2

THE AES CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS
(INCLUDES IPALCO)
FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 2004
PRO RATA BASIS1
(Unaudited)

Twelve Months Ended 9/30/2004
($ in millions)
REVENUES:
Sales and services	$7,615
OPERATING COSTS AND EXPENSES:
Cost of sales and services	5,303
Selling, general and administrative expenses	60

Total operating costs and expenses	5,363

OPERATING INCOME	2,252
OTHER INCOME AND (EXPENSE):
Interest expense, net	(1,483)
Other (expense) income, net	(210)
Foreign currency transaction gains (losses)	(106)

(LOSS) INCOME BEFORE INCOME TAXES	453
Income tax (benefit) expense	175

(LOSS) INCOME FROM CONTINUING OPERATIONS	278
Loss from operations of discontinued components (net of income taxes)	(538)

(LOSS) INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	(260)
Cumulative effect of accounting change (net of income taxes)	43

NET (LOSS) INCOME	$(217)

In accordance with the analysis used in the order requiring filing of this certificate, this table is calculated on a proportional consolidation basis whereby AES' subsidiaries are included by multiplying each applicable line item from the statement of operations of each AES subsidiary times AES' percentage ownership interest in such subsidiary.

THE AES CORPORATION

PRO RATA BASIS1 CONSOLIDATED BALANCE SHEET
(INCLUDES IPALCO)
SEPTEMBER 30, 2004
($ in millions, unaudited)

ASSETS
Current Assets:
Cash and cash equivalents	$1,582
Restricted cash	357
Short-term investments	139
Accounts receivable, net of reserves	1,317
Inventory	388
Deferred income taxes—current	159
Prepaid expenses	115
Other current assets	803
Current assets of discontinued operations and businesses held for sale	250

Total current assets	5,110
Property, Plant and Equipment:
Land	748
Electric generation and distribution assets	21,969
Accumulated depreciation and amortization	(5,087)
Construction in progress	827

Property, plant and equipment, net	18,457
Other Assets:
Deferred financing costs—net	486
Investments in and advances to affiliates	683
Debt service reserves and other deposits	598
Goodwill—net	1,376
Deferred income taxes—noncurrent	778
Long-term assets of discontinued operations and businesses held for sale	683
Other assets	1,785

Total other assets	6,389
Total assets	$29,956

1
In accordance with the analysis used in the order requiring filing of this certificate, this table is calculated on a proportional consolidation basis whereby AES' subsidiaries are included by multiplying each applicable line item from the balance sheet of each AES subsidiary times AES' percentage ownership interest in such subsidiary.

THE AES CORPORATION

PRO RATA BASIS1 CONSOLIDATED BALANCE SHEET
(INCLUDES IPALCO)
SEPTEMBER 30, 2004
($ in millions, unaudited)

LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$1,027
Accrued interest	447
Accrued and other liabilities	1,372
Current liabilities of discontinued operations and businesses held for sale	769
Recourse debt—current portion	295
Non-recourse debt—current portion	1,778

Total current liabilities	5,688
Long-term Liabilities:
Recourse debt	5,175
Non-recourse debt	11,262
Deferred income taxes	1,122
Pension liabilities	900
Long-term liabilities of discontinued operations and businesses held for sale	19
Other long-term liabilities	3,134

Total long-term liabilities	21,612
Minority interest	1,226
Stockholders' Equity:
Common stock—$.01 par value—1,200 million shares authorized for 2004 and 2003, 648 million issued and outstanding in 2004, 626 million issued and outstanding in 2003	6
Additional paid-in capital	5,497
Accumulated deficit	(877)
Accumulated other comprehensive loss	(3,196)

Total stockholders' equity	1,430
Total	$29,956

1
In accordance with the analysis used in the order requiring filing of this certificate, this table is calculated on a proportional consolidation basis whereby AES' subsidiaries are included by multiplying each applicable line item from the balance sheet of each AES subsidiary times AES' percentage ownership interest in such subsidiary.

IPALCO ENTERPRISES, INC. and SUBSIDIARIES
Consolidated Statement of Income
(In Thousands)
(Unaudited)

For the Twelve Months Ended September 30, 2004
ELECTRIC UTILITY OPERATING REVENUES	$859,678
UTILITY OPERATING EXPENSES:
Operation:
Fuel	189,445
Other operating expenses	124,019
Power purchased	14,730
Maintenance	80,708
Depreciation and amortization	121,227
Taxes other than income taxes	31,864
Income taxes—net	94,156

Total operating expenses	656,149

UTILITY OPERATING INCOME	203,529

OTHER INCOME AND (DEDUCTIONS):
Allowance for equity funds used during construction	2,817
Gain (loss) on sales of assets, net	(1,353)
Other—net	(1,352)
Income tax benefit—net	26,402

Total other income (deductions)—net	26,514

INTEREST AND OTHER CHARGES:
Interest on long-term debt	112,571
Other interest	619
Allowance for borrowed funds used during construction	(2,474)
Amortization of redemption premiums and expense on debt-net	2,746
Preferred dividends of subsidiary	3,213

Total interest and other charges—net	116,675

NET INCOME	$113,368

INDIANAPOLIS POWER & LIGHT COMPANY
Statement of Income
(In Thousands)
(Unaudited)

For the Twelve Months Ended September 30, 2004
OPERATING REVENUES	$859,678
OPERATING EXPENSES:
Operation:
Fuel	189,445
Other	124,019
Power purchased	14,730
Maintenance	80,708
Depreciation and amortization	121,227
Taxes other than income taxes	31,864
Income taxes—net	94,156

Total operating expenses	656,149

OPERATING INCOME	203,529

OTHER INCOME AND (DEDUCTIONS):
Allowance for equity funds used during construction	2,817
Miscellaneous income and (deductions)—net	(971)
Gain on sale of asset	811
Income (taxes) applicable to other income and deductions	(115)

Total other income and (deductions)—net	2,542

INTEREST AND OTHER CHARGES:
Interest on long-term debt	48,821
Other interest	619
Allowance for borrowed funds used during construction	(2,474)
Amortization of redemption premium and expense on debt—net	1,708

Total interest and other charges—net	48,674

NET INCOME	157,397

PREFERRED DIVIDEND REQUIREMENTS	3,213

INCOME APPLICABLE TO COMMON STOCK	$154,184

IPALCO ENTERPRISES, INC. and SUBSIDIARIES
Consolidated Balance Sheets
(In Thousands)
(Unaudited)

September 30, 2004
ASSETS
UTILITY PLANT:
Utility plant in service	$3,407,977
Less accumulated depreciation	1,336,315

Utility plant in service—net	2,071,662
Construction work in progress	62,723
Property held for future use	1,085

Utility plant—net	2,135,470

OTHER ASSETS:
Nonutility property—at cost, less accumulated depreciation	1,502
Other investments	7,255

Other assets—net	8,757

CURRENT ASSETS:
Cash and cash equivalents	21,798
Accounts receivable and unbilled revenue (less allowance
for doubtful accounts of $1,518)	50,377
Fuel—at average cost	25,197
Materials and supplies—at average cost	46,139
Net income tax refunds receivable	2,375
Prepayments and other current assets	4,293

Total current assets	150,179

DEFERRED DEBITS:
Regulatory assets	119,678
Miscellaneous	34,027

Total deferred debits	153,705

TOTAL	$2,448,111

IPALCO ENTERPRISES and SUBSIDIARIES
Consolidated Balance Sheets
(In Thousands)
(Unaudited)

September 30, 2004
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
Common shareholder's deficit:
Premium on 4% cumulative preferred stock	$649
Paid in capital	606
Accumulated deficit	(54,964)
Accumulated other comprehensive loss	(55,220)

Total common shareholder's deficit	(108,929)
Cumulative preferred stock of subsidiary	59,135
Long-term debt (less current maturities and sinking fund requirements)	1,502,045

Total capitalization	1,452,251

CURRENT LIABILITIES:
Current maturities and sinking fund requirements	300
Accounts payable	38,862
Accrued expenses	17,037
Dividends payable	803
Accrued real estate and personal property taxes	11,737
Accrued income and other taxes	421
Accrued interest	38,642
Customer deposits	11,345
Other current liabilities	1,685

Total current liabilities	120,832

DEFERRED CREDITS AND OTHER LONG-TERM LIABILITIES:
Accumulated deferred income taxes—net	343,257
Regulatory liabilities and other removal costs	376,863
Unamortized investment tax credit	26,142
Accrued postretirement benefits	6,650
Accrued pension benefits	111,117
Miscellaneous	10,999

Total deferred credits and other long-term liabilities	875,028

COMMITMENTS AND CONTINGENCIES TOTAL	$2,448,111

INDIANAPOLIS POWER & LIGHT COMPANY
Balance Sheets
(In Thousands)
(Unaudited)

September 30, 2004
ASSETS
UTILITY PLANT:
Utility plant in service	$3,407,977
Less accumulated depreciation	1,336,315

Utility plant in service—net	2,071,662
Construction work in progress	62,723
Property held for future use	1,085

Utility plant—net	2,135,470

OTHER PROPERTY—
At cost, less accumulated depreciation	2,198
CURRENT ASSETS:
Cash and cash equivalents	16,810
Accounts receivable and unbilled revenue (less allowances
for doubtful accounts of $1,505)	50,183
Receivable due from Parent	1,163
Fuel—at average cost	25,197
Materials and supplies—at average cost	46,144
Net income tax refunds receivable	1,070
Prepayments and other current assets	4,293

Total current assets	144,860

DEFERRED DEBITS:
Regulatory assets	119,678
Miscellaneous	26,400

Total deferred debits	146,078

TOTAL	$2,428,606

INDIANAPOLIS POWER & LIGHT COMPANY
Balance Sheets
(In Thousands)
(Unaudited)

September 30, 2004
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
Common shareholder's equity:
Common stock	$324,537
Premium and net gain on preferred stock	2,642
Paid in capital	606
Retained earnings	373,576
Accumulated other comprehensive loss	(55,217)

Total common shareholder's equity	646,144
Cumulative preferred stock	59,135
Long-term debt (less current maturities and sinking fund requirements)	752,045

Total capitalization	1,457,324

CURRENT LIABILITIES:
Accounts payable	38,786
Accrued expenses	16,455
Dividends payable	803
Accrued real estate and personal property taxes	11,734
Accrued taxes	827
Accrued interest	14,525
Customer deposits	11,345
Other current liabilities	1,685

Total current liabilities	96,160

DEFERRED CREDITS AND OTHER LONG-TERM LIABILITIES:
Accumulated deferred income taxes—net	343,351
Regulatory liabilities and other removal costs	376,863
Unamortized investment tax credit	26,142
Accrued postretirement benefits	6,650
Accrued pension benefits	111,117
Miscellaneous	10,999

Total deferred credits and other long-term liabilities	875,122

COMMITMENTS AND CONTINGENCIES TOTAL	$2,428,606

Item (2) per Exemption Order (Income Statement Amounts are 12 months ended):

IPL Contributions To
AES/IPALCO Consolidated Holding Company
(Pro Rata Consolidation Basis1)
($MM)

	12 Mos. ended 9/30/03	12 Mos. ended 9/30/04
Gross Revenues[2]	10.56%	11.29%
IPL	825	860
IPALCO (excluding IPL)	—	0
AES	6,989	6,755
AES/IPALCO	7,814	7,615
Operating Income	14.77%	13.23%
IPL	287	298
IPALCO (excluding IPL)	0	0
AES	1,656	1,954
AES/IPALCO	1,943	2,252
Net Income (Loss)	(5.14%)	(70.97%)
IPL	140	154
IPALCO (excluding IPL)	(39)	(41)
AES	(2,825)	(330)
AES/IPALCO	(2,724)	(217)
Net Assets	6.84%	8.11%
IPL	2,080	2,429
IPALCO (excluding IPL)	19	20
AES	28,316	27,507
AES/IPALCO	30,415	29,956

1
In accordance with the analysis used in the order requiring filing of this certificate, the AES line items in this table are calculated on a proportional consolidation basis whereby AES' subsidiaries are included by multiplying each applicable line item from the statement of operations or balance sheet, as applicable, of each AES subsidiary times AES' percentage ownership interest in such subsidiary. The numbers presented for AES in this table exclude CILCO, which AES sold during the first quarter of 2003.
2
Gross business revenues (utility and non-utility) of IPALCO combined as a percentage of total gross business revenues (including IPALCO/IPL, utility and non-utility) of AES.

Item (3) per Exemption Order—Generation Information:

        AES Generating Plants in Operation at September 30, 2004 (excluding IPALCO):

Unit	Country	Capacity (MW)	AES Interest (%)	AES Equity (MW)	Regulatory Status
AES Deepwater	USA	160	100	160	QF
AES Beaver Valley	USA	125	100	125	QF
AES Placerita	USA	120	100	120	QF
AES Thames	USA	181	100	181	QF
AES Shady Point	USA	320	100	320	QF
AES Hawaii	USA	203	100	203	QF
AES Warrior Run	USA	180	100	180	QF
AES Somerset	USA	675	100	675	EWG
AES Cayuga	USA	306	100	306	EWG
AES Greenidge	USA	161	100	161	EWG
AES Westover	USA	126	100	126	EWG
AES Alamitos	USA	1,986	100	1,986	EWG
AES Redondo Beach	USA	1,334	100	1,334	EWG
AES Huntington Beach	USA	904	100	904	EWG
AES Hemphill	USA	14	67	9	QF
AES Mendota	USA	25	100	25	QF
AES Delano	USA	50	100	50	QF
AES Puerto Rico	USA	454	100	454	FUCO
AES Granite Ridge (held for sale)	USA	720	100	720	EWG
AES Ironwood	USA	705	100	705	EWG
AES Red Oak	USA	832	100	832	EWG
AES Wolf Hollow (held for sale)	USA	730	100	730	EWG
DOMESTIC SUBTOTAL:		10,311		10,306
Unit	Country	Capacity (MW)	AES Interest (%)	AES Equity (MW)	Regulatory Status
AES Kingston	Canada	110	50	55	EWG
AES San Nicolas	Argentina	650	88	572	EWG
AES Cabra Coral	Argentina	102	98	100	FUCO
AES El Tunal	Argentina	10	98	10	FUCO
AES Sarmiento	Argentina	33	98	32	FUCO
AES Ullum	Argentina	45	98	44	FUCO
AES Quebrada	Argentina	45	100	45	FUCO
AES Alicura	Argentina	1,040	99	1,030	FUCO
AES Bayano	Panama	260	49	127	FUCO
AES Panama	Panama	43	49	21	FUCO
Esti	Panama	120	49	59	FUCO
AES Chiriqui—La Estrella	Panama	42	49	21	FUCO
AES Chiriqui—Los Valles	Panama	48	49	24	FUCO
AES Los Mina	Dom. Rep.	210	100	210	EWG
AES Xiangci—Cili	China	26	51	13	FUCO
Wuhu	China	250	25	63	FUCO
Chengdu Lotus City	China	48	35	17	FUCO
AES Jiaozuo	China	250	70	175	FUCO

AES Hefei	China	115	70	81	FUCO
Aixi	China	50	71	36	FUCO
Yangcheng	China	2,100	25	525	FUCO
AES Ekibastuz Gres	Kazakhstan	4,000	100	4,000	FUCO
AES Ust-Kamenogorsk	Kazakhstan	331	100	331	FUCO
AES Shulbinsk	Kazakhstan	702	100	702	FUCO
AES Ust-Kamenogorsk CHP	Kazakhstan	1,356	100	1,356	FUCO
AES Sogrinsk CHP	Kazakhstan	301	100	301	FUCO
Altai-Ust-Kamenogorsk Heat Nets	Kazakhstan	260	Mgmt	0	FUCO
OPGC	India	420	49	206	FUCO
AES Lal Pir	Pakistan	365	55	201	FUCO
AES Pak Gen	Pakistan	365	55	201	FUCO
AES Borsod	Hungary	96	100	96	FUCO
AES Tisza II	Hungary	860	100	860	FUCO
AES Tiszapalkonya	Hungary	125	100	125	FUCO
AES Elsta	Netherlands	630	50	315	FUCO
AES Indian Queens	U.K.	140	100	140	EWG
AES Kilroot	U.K.	520	97	504	FUCO
AES Uruguaiana	Brazil	639	46	294	FUCO
AES Tiete (10 plants)	Brazil	2,650	25	663	FUCO
AES EDC (4 plants)	Venezuela	2,616	86	2,250	FUCO
AES Merida III	Mexico	495	55	272	FUCO
AES Ottana	Italy	140	100	140	FUCO
AES Chivor	Colombia	1,000	96	960	FUCO
AES Gener-Electrica de Santiago	Chile	379	89	337	FUCO
AES Gener-Energia Verde	Chile	42	99	42	FUCO
AES Gener-Guacolda	Chile	304	49	149	FUCO
AES Gener-Norgener	Chile	277	99	274	FUCO
Itabo	Dom. Rep.	433	25	108	FUCO
AES Bohemia	Czech Rep.	140	100	140	FUCO
AES SONEL	Cameroon	850	56	476	FUCO
Central Dique	Argentina	68	51	35	FUCO
AES Termoandes	Argentina	643	99	637	FUCO
AES Parana	Argentina	845	100	845	FUCO
Ebute	Nigeria	306	95	291	FUCO
AES Centrogener	Chile	782	99	774	FUCO
AES Barka	Oman	427	52	222	FUCO
Ras Laffan	Qatar	756	55	416	FUCO
AES Kelanitissa	Sri Lanka	168	90	151	FUCO
AES Andres	Dom. Rep.	304	100	304	FUCO
FOREIGN SUBTOTAL:		30,332		22,378
TOTAL—September 30, 2004		40,643		32,684
Foreign Generation as a Percentage of Total:		75%		68%

        IPALCO Generating Plants at September 30, 2004:

Unit	Country	Capacity (MW)	AES Interest (%)	AES Equity (MW)	Regulatory Status
Petersburg	USA	1,715	100	1,715	IURC
H. T. Pritchard (Eagle Valley)	USA	367	100	367	IURC
E. W. Stout	USA	1,116	100	1,116	IURC
Georgetown	USA	80	100	80	IURC
TOTAL—March 31, 2004		3,278		3,278

        Revenues from electric generation capacity—12 months ended September 30, 2004 (millions of dollars):

IPALCO	602	13%
AES (excluding IPALCO)	4,131	87%

Total	4,733	100%

        IPALCO's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. AES generation revenues are derived from the total generation revenues earned by AES subsidiaries times the percentage ownership interest of AES in those subsidiaries.

        There has been no change in the amount of generation capacity owned by IPALCO and a 182 MW increase in the amount of generation capacity owned by AES (excluding IPALCO) from 32,502 MW to 32,684 MW since March 31, 2004.1 There has been a 6% increase in the total revenues earned from the capacity owned by AES and IPALCO in the 12-month period ended September 30, 2004 compared with the 12-month period ended March 31, 2004. The percentage of the total revenues derived from the generation capacity owned by IPALCO has remained the same at 13%.

        The countries in which AES' net generating capacity increased during the second and third quarters of 2004 are as follows: Panama, The Netherlands, the Czech Republic and Qatar.

Item (4) per Exemption Order— Electric Transmission and Distribution and Gas Distribution:

        Electric transmission and distribution and gas distribution assets owned as of September 30, 2004 (millions of dollars):

IPALCO	1,420
Total AES (excluding IPALCO)	4,459

Total	5,879

        Electric transmission and distribution and gas distribution revenues for 12 months ending September 30, 2004 (millions of dollars):

IPALCO	258
Total AES (excluding IPALCO)	2,624

Total	2,882

1
AES' generation capacity (excluding IPALCO) as of March 31, 2004 has been revised from 31,469 MW to 32,502 MW to reflect AES' 100% ownership interest in the AES Ust-Kamenogorsk and AES Shulbinsk facilities.

        IPALCO's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. AES transmission and distribution revenues are derived from the total revenues earned by AES transmission and distribution subsidiaries by multiplying these revenues by the percentage ownership interest of AES in those subsidiaries.

        The total transmission and distribution assets owned by AES and IPALCO have increased since March 31, 2004. IPALCO's transmission and distribution assets have increased while the revenues derived from such assets have increased since March 31, 2004. AES' transmission and distribution assets have increased and the revenues derived from such assets have decreased since March 31, 2004. IPALCO's percentage of the total transmission and distribution assets has decreased from 25% to 24% and IPALCO's percentage of the total revenues from such assets has increased from 7% to 9% for the 12-month period ending September 30, 2004 compared to the 12-month period ending March 31, 2004.

Item (5) per Exemption Order:

        IPL has not sold or transferred any electric and/or gas utility assets to any affiliate company of the AES consolidated holding company system during the second and third quarters of 2004.

Item (6) per Exemption Order:

        During the second and third quarters of 2004, no application has been made to or order has been received from the Indiana Utility Regulatory Commission ("IURC") that involves AES' ownership of or oversight over the operations of IPL or IPALCO.

Item (7) per Exemption Order:

        As previously reported, on January 31, 2003, AES announced completion of the sale of CILCORP, including CILCO, to Ameren Corporation after receiving all necessary regulatory approvals.

SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, AES has duly caused this certificate to be signed on its behalf on this 29th day of November, 2004, by the undersigned thereunto duly authorized.

The AES Corporation
By:	/s/ ASHLEY A. MEISE Ashley A. Meise Assistant General Counsel

QuickLinks

  Item (1) per Exemption Order (statements attached)
CONSOLIDATED STATEMENT OF OPERATIONS (INCLUDES IPALCO) FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 2004 PRO RATA BASIS1 (Unaudited)
PRO RATA BASIS1 CONSOLIDATED BALANCE SHEET (INCLUDES IPALCO) SEPTEMBER 30, 2004 ($ in millions, unaudited)
PRO RATA BASIS1 CONSOLIDATED BALANCE SHEET (INCLUDES IPALCO) SEPTEMBER 30, 2004 ($ in millions, unaudited)
IPALCO ENTERPRISES, INC. and SUBSIDIARIES Consolidated Statement of Income (In Thousands) (Unaudited)
INDIANAPOLIS POWER & LIGHT COMPANY Statement of Income (In Thousands) (Unaudited)
IPALCO ENTERPRISES, INC. and SUBSIDIARIES Consolidated Balance Sheets (In Thousands) (Unaudited)
IPALCO ENTERPRISES and SUBSIDIARIES Consolidated Balance Sheets (In Thousands) (Unaudited)
INDIANAPOLIS POWER & LIGHT COMPANY Balance Sheets (In Thousands) (Unaudited)
INDIANAPOLIS POWER & LIGHT COMPANY Balance Sheets (In Thousands) (Unaudited)
  Item (2) per Exemption Order (Income Statement Amounts are 12 months ended)
IPL Contributions To AES/IPALCO Consolidated Holding Company (Pro Rata Consolidation Basis1) ($MM)
  Item (3) per Exemption Order—Generation Information
  Item (4) per Exemption Order— Electric Transmission and Distribution and Gas Distribution
  Item (5) per Exemption Order
  Item (6) per Exemption Order
  Item (7) per Exemption Order
SIGNATURE